03 MAR 14 AM 7:21

February 17, 2003

03007803

Mr. Paul Dudek
Sec Headquarters
450 Fifth Street N.W.
Washington, D.C. 20549 – USA
Office of Investor Education and Assistance

SUPPL

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi Cuppoloni

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Encl. Notice to Investors dated February 17, 2003

cc: Glorinete Laurentino
The Bank of New York

03 MAR 14 AM 7:21

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Data, hora e local: 10 de fevereiro de 2003, às 10:00 (dez) horas, na sede social na Avenida Marginal do Rio Pinheiros nº 5.200 – Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi. **Presença:** Totalidade dos membros do Conselho de Administração. **Mesa:** João Rossi Cuppoloni - Presidente. Edmundo Rossi Cuppoloni - Secretário. **Ordem do Dia:** **(i)** fixar o preço de emissão das ações objeto do aumento de capital aprovado em reunião do Conselho de Administração da Companhia realizada em 13 de novembro de 2002 e re-ratificada em 29 de janeiro de 2003 (as "Ações"); **(ii)** deliberar sobre o aumento de capital da Companhia e a quantidade total de ações ordinárias a serem emitidas; **(iii)** deliberar sobre a forma de subscrição e integralização das Ações; **(iv)** deliberar sobre o tratamento que será dado aos interessados em subscrever as Ações; e **(v)** deliberar sobre a autorização para a Diretoria praticar todos e quaisquer atos necessários à consecução da oferta das Ações. **1.** Tendo em vista a proposta da administração da Companhia para a precificação das Ações aprovada por este Conselho em reunião realizada em 29 de janeiro de 2003, este Conselho de Administração deliberou, por unanimidade, fixar o preço de emissão das Ações em R$ 0,31 (trinta e um centavos) por ação ordinária, após a finalização do procedimento de *bookbuilding* realizado pelo coordenador líder da distribuição pública das Ações, admitindo-se ágio ou deságio sobre o valor de cotação das ações ordinárias de emissão da Companhia na data de fixação do preço das Ações, em função das condições de mercado e do interesse dos investidores institucionais no procedimento de *bookbuilding*, em conformidade com o disposto no artigo 170, parágrafo primeiro, inciso III da Lei n.º 6.404/76. No entanto, tendo em vista o volume não expressivo de manifestações dos Investidores Institucionais durante o procedimento de *bookbuilding*, o preço de emissão das Ações foi fixado no preço mínimo de R$ 0,31 (trinta e um centavos) por Ação, que é o valor equivalente à cotação média diária ponderada por quantidade negociada das ações de emissão da Companhia na Bovespa, no período compreendido entre 1º de janeiro de 2002 e a data da realização da reunião do Conselho de Administração da Companhia, em 13 de novembro de 2002, que autorizou o aumento de capital ("Preço Mínimo").

2. O Conselho de Administração deliberou por unanimidade, aprovar que o capital social da Companhia passará de R$ 150.732.270,65 (cento e cinqüenta milhões, setecentos e trinta e dois mil, duzentos e setenta reais e sessenta e cinco centavos) para R$ 230.732.270,61 (duzentos e trinta milhões, setecentos e trinta e dois mil, duzentos e setenta reais e sessenta e um centavos), mediante a emissão para subscrição pública de 258.064.516 (duzentos e cinqüenta e oito milhões, sessenta e quatro mil e quinhentas e dezesseis) ações ordinárias, todas nominativas e sem valor nominal, sendo que a totalidade dos recursos provenientes do aumento de capital ora aprovado será incorporado ao capital social da Companhia; **3.** O Conselho de Administração deliberou por unanimidade, aprovar que a integralização das Ações será realizada mediante (i) pagamento à vista, em moeda corrente nacional, no ato da subscrição, e/ou (ii) capitalização de créditos detidos por acionistas da Companhia na forma de Adiantamento para Futuro Aumento de Capital – AFAC ou mútuos contratados entre tais acionistas e a Companhia; **4.** O Conselho de Administração deliberou por unanimidade, aprovar que a subscrição e colocação pública das Ações deverá ser realizada, nos termos e condições do comunicado ao mercado publicado pela Companhia em 31 de janeiro de 2003, em mercado de balcão não organizado, sob o regime de procedimento diferenciado, previsto no artigo 33 da Instrução CVM nº 13/80; e **5.** O Conselho de Administração deliberou por unanimidade, autorizar a Diretoria da Companhia a praticar todos e quaisquer atos necessários à consecução da oferta das Ações, bem como a assinatura de todos os documentos necessários para tanto, inclusive o Instrumento Particular de Contrato de Coordenação e Colocação, Sob o Regime de Melhores Esforços, de Ações Ordinárias de Emissão da Rossi Residencial S.A. **Encerramento:** Nada mais havendo a tratar, a ata foi lavrada, aprovada e assinada pela totalidade dos membros do Conselho de Administração. *aa)* João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Sanches Cruz. Sérgio Pedroso Rossi Cuppoloni. Cleber Agostinho Palácio de Almeida.
A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 10 de fevereiro de 2003

João Rossi Cuppoloni
Diretor Presidente